UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Pathfinder Acquisition Corporation

(Name of Subject Company (Issuer))

FP Credit Partners II, L.P. (Offeror)

FP Credit Partners Phoenix II, L.P. (Offeror)

(Name of Filing Persons (identifying status as offeror, issuer or other person))

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G04119106

(CUSIP Number of Class of Securities)

Steve Eisner

Francisco Partners

1114 Avenue of the Americas, 15th Floor

New York, NY 10036

Tel: 646-434-1343

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Ryan D. Maierson, Esq.

Erika L. Weinberg, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Tel: (212) 906-1200

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P. (the “Offerors”). This Schedule TO relates to an offer (the “Offer”) by the Offerors to purchase up to 7,500,000 outstanding Class A ordinary shares of Pathfinder Acquisition Corporation, a Cayman Islands exempted company incorporated with limited liability (the “Company”), with a nominal or par value of $0.0001 each per share (the “Class A Shares”), at the tender offer price of $10.00 in cash per Class A Share, without interest on the purchase price and less any applicable withholding taxes, upon the terms and subject to the conditions described in the Offer to Purchase (as defined below) and in the related Letter of Transmittal, dated December 5, 2022 (as it may be amended or supplemented from time to time, the “Letter of Transmittal”). Each Class A Share was sold in the Company’s initial public offering, which closed on February 19, 2021 (the “IPO”), pursuant to a prospectus dated February 16, 2021, as part of a unit (each, a “Unit”), each of which contained one Class A Share and one-fifth of one redeemable warrant (the “Public Warrants”). The Offer is subject to the terms and conditions set forth in the Offer to Purchase, dated December 5, 2022 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letter of Transmittal, a copy of which is filed herewith as Exhibit (a)(1)(B).

This Schedule TO is intended to satisfy the reporting requirements of Rule 14d-1 under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference as set forth below.

The Offer is being made pursuant to the Commitment Letter, dated as of October 3, 2022, among the Company, Movella Inc., a Delaware corporation (“Movella”), Motion Merger Sub, Inc., a Delaware corporation, and FP Credit Partners, L.P., on behalf of certain of its managed funds, affiliates, financing parties or investment vehicles, a copy of which is attached hereto as Exhibit (b)(ii).

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary” is incorporated herein by reference.

Item 2. Subject Company Information.

(a)    Name and Address. The name of the issuer is Pathfinder Acquisition Corporation. The Company’s principal executive offices are located at 1950 University Avenue, Suite 350, Palo Alto, CA 94303. The Company’s telephone number is (650) 321-4910.

(b)    Securities. The subject securities include the Company’s Class A Shares. According to the Company, as of the close of business on December 2, 2022, there were 32,500,000 Class A Shares issued and outstanding.

(c)    Trading Market and Price. The information set forth in the section of the Offer to Purchase entitled “The Offer—6. Price Range of Class A Shares” is incorporated herein by reference.

The Class A Shares are listed on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “PFDR.”

Item 3. Identity and Background of Filing Person.

(a)    Name and Address. The name of the filing persons are FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P. The business address and telephone of the Offerors is Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands and 646-434-1343. As of December 5, 2022, neither FP Credit Partners II, L.P. nor FP Credit Partners Phoenix II, L.P. beneficially own any Class A Shares or Public Warrants.

(b) Business and Background of Filing Person. The principal business of both FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P., is to make investments in technology and technology-enabled companies.

(c) Not applicable.

Item 4. Terms of the Transaction.

(a)    Material Terms. The information set forth in the section of the Offer to Purchase entitled “The Offer” is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

(a)    Agreements Involving the Subject Company’s Securities. The information set forth in the section of the Offer to Purchase entitled “The Offer—8. Transactions and Agreements Concerning the Company’s Securities” is incorporated herein by reference.

(b) Significant Corporate Events. The information in the section of the Offer to Purchase entitled “The Offer—5. Background and Purpose of the Offer” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a)    Purposes. The information set forth in the section of the Offer to Purchase entitled “The Offer— 5. Background and Purpose of the Offer” is incorporated herein by reference.

(c)    Plans. Except as described in the section of the Offer to Purchase entitled “The Offer —5. Background and Purpose of the Offer,” which is incorporated by reference herein, there are no plans on the part of the Offerors or their affiliates that would result in: (1) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company; (4) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the board, or to change any material term of the employment contract of any executive officer; (5) any other material change in the Company’s corporate structure or business; (6) any class of equity securities of the Company to be delisted from the Nasdaq; or (7) any class of equity securities of the Company becoming eligible for termination of registration under section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Item 7. Source and Amount of Funds or Other Consideration.

(a)    Source of Funds. The information set forth in the section of the Offer to Purchase entitled “The Offer— 7. Source and Amount of Funds” is incorporated herein by reference.

(b)    Conditions. The information set forth in the section of the Offer to Purchase entitled “The Offer— 9. Conditions; Termination; Waivers; Extensions; Amendments” is incorporated herein by reference.

(d)    Borrowed Funds. The information set forth in the section of the Offer to Purchase entitled “The Offer— 7. Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a)    Securities Ownership. As of December 5, 2022, neither FP Credit Partners II, L.P. nor FP Credit Partners Phoenix II, L.P. beneficially own any Class A Shares or Public Warrants.

(b)    Securities Transactions. Not applicable.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a)    Solicitations or Recommendations. The information set forth in the section of the Offer to Purchase entitled “The Offer—13. Fees and Expenses” is incorporated herein by reference. The Offerors are not making any recommendation as to whether holders of Class A Shares should tender Class A Shares in the Offer. No later than ten business days from the date of the Offer to Purchase, the Company is required by law to publish, send or give a statement disclosing whether its board of directors either recommends acceptance or rejection of the Offer, expresses no opinion and remains neutral toward the Offer or is unable to take a position with respect to the Offer.

Item 10. Financial Statements.

(a)    Financial Information. Not applicable.

(b)    Pro Forma Information. Not applicable.

Item 11. Additional Information.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.

(1)    The information set forth in the section of the Offer to Purchase entitled “The Offer— 5. Background and Purpose of the Offer” is incorporated herein by reference.

(2)    None.

(3)    Not applicable.

(4)    Not applicable.

(5)    None.

(c)    Not applicable.

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated December 5, 2022.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Letter to Clients of Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Form of Summary Advertisement, published December 5, 2022 in The New York Times.*

(a)(5)(A)	Form of Press Release issued by FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P., dated December 5, 2022.*

(b)(i)	Note Purchase Agreement, dated November 14, 2022, among Movella Inc., the guarantors from time to time party thereto, the purchasers from time to time party thereto and Wilmington Savings Fund Society, FSB.*

(b)(ii)	Commitment Letter, dated October 3, 2022, by and among FP Credit Partners, L.P., Movella Inc., Pathfinder Acquisition Corporation and Motion Merger Sub, Inc.*

(d)(i)	Shareholder Rights Agreement, dated as of October 3, 2022, by and among Movella Inc., Pathfinder Acquisition LLC and the other parties named therein.*

(d)(ii)	Form of Transaction Support Agreement, by and among Pathfinder Acquisition Corporation, Movella Inc., Pathfinder Acquisition LLC and certain shareholders of Movella Holdings Inc.*

(d)(iii)	Form of Voting Agreement, by and among Movella Holdings Inc., Pathfinder Acquisition LLC, Movella Inc., and certain shareholders of Movella Holdings Inc.*

(d)(iv)	Equity Grant Agreement, dated as of November 14, 2022, by and between Pathfinder Acquisition Corporation, FP Credit Partners II, L.P. and FP Credit Partners Phoenix II, L.P.*

(g)	Not applicable.

(h)	Not applicable.

107	Filing Fee Table.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 5, 2022

FP CREDIT PARTNERS II, L.P.

By:	FP Credit Partners GP II, L.P.
Its:	General Partner

By:	FP Credit Partners GP II Management, LLC
Its:	General Partner

By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Director

FP CREDIT PARTNERS PHOENIX II, L.P.

By:	FP Credit Partners GP II, L.P.
Its:	General Partner

By:	FP Credit Partners GP II Management, LLC
Its:	General Partner

By:	/s/ Scott Eisenberg
Name: Scott Eisenberg
Title: Managing Director